Significant Investor in Sensei Biotherapeutics, Inc. Urges Board to Seek Shareholder Mandate

•	Calls for the Board to take immediate action to regain the trust of the shareholders

•	Best path forward for Sensei would be to return cash to sharehodlers

•	Encourages all other shareholders to reach out to the Board directly to express their views

SLIEMA, Malta, Nov. 21, 2022 (GLOBE NEWSWIRE) -- Apeiron Investment Group Ltd. (together with its affiliates “AIG”), one of the largest shareholders of Sensei Biotherapeutics, Inc. (“Sensei” or the “Company”) (NASDAQ: SNSE), which beneficially owns approximately 11.2% of the outstanding shares of Sensei’s stock, today announced that it has sent the following letter to Sensei’s Board of Directors (the “Board”).

The full text of the letter follows:

Apeiron Investment Group Ltd.

Christian Angermayer
66 & 67, Beatrice, Amery Street

Sliema, SLM1707

Malta

November 21, 2022

Sensei Biotherapeutics, Inc.

Board of Directors (the “Board”)

451 D Street, Suite 710

Boston, Massachusetts 02210

Attention: Chairman William Ringo

Dear Bill and Members of the Board:

I am writing to you on behalf of Apeiron Investment Group Ltd., my private investment firm (together with its affiliates, collectively, “AIG” or “we”), which is working together with Presight Capital Fund ONE (together with its affiliates, “Presight”) to enhance stockholder value at Sensei Biotherapeutics, Inc. (the “Company” or “Sensei”). Collectively, AIG and Presight beneficially own 4,452,048 shares of Sensei, representing approximately 14.5% of the Company’s outstanding shares, making us some of the Company’s largest stockholders.

On November 2, 2022, I delivered an open letter (the “November 2 Letter”) to the Company’s Board of Directors (the “Board”) outlining my significant concerns regarding the Company’s poor performance, strategic direction, and lack of alignment with stockholders, which I believe require immediate corrective action. I also asked that the Board and management either redirect the Company towards setting out a clear business plan to create stockholder value while firmly establishing accountability to investors, or to return capital to stockholders.

Prior to and following delivery of the November 2 Letter, I attempted to engage privately with the Board and management with respect to the Company’s path going forward. Unfortunately, the Board has made it clear that it has no intention to act. Apparently, the Board believes that it has the support of a substantial majority of the Company’s stockholders to continue to pursue its current strategy, even when the Company’s stock price trades at a discount to cash at a multiple, strongly suggesting otherwise.

Since delivering the November 2 Letter and making my concerns public, numerous stockholders representing a significant majority of the Company’s non-index fund stockholders have expressed similar views about the Company to me, particularly about its lack of mandate, excessive spending and abysmal performance. This makes sense given the massive destruction of stockholder value that the Board has overseen since the Company’s initial public offering (“IPO”) in February 2021 (down 94%), the discontinuation of the Company’s sole clinical program in June 2021, and the complete lack of urgency by the Board in responding to these issues. In the meantime, not a single stockholder has come forward in defense of the Board and the management team.

I believe that the Board and management have shown a glaring disregard for the best interests of stockholders and have not given any genuine indication that they intend to change course, which is also not surprising seeing as how none of the Company’s directors and executive officers have skin in the game through stock ownership other than through option-based awards. In addition, the Board and management are shielded from any accountability to stockholders due to the Company’s very shareholder-unfriendly corporate governance profile, including its staggered Board.

In stark contrast to the Company’s stockholders, the executive management team and the Board have not paid any price for the Company’s abysmal performance. On the contrary, the Company’s CEO John Celebi and his management team have received excessive compensation that far exceeds similar single-program biotech companies we are invested in. Mr. Celebi even prides himself on the comfort of Sensei’s cash cushion -- “having a strong balance sheet with runway through Q1 2025”1 -- seemingly providing guaranteed job security at the expense of the Company’s stockholders.

Since the discontinuation of the Company’s sole clinical program, Mr. Celebi has been strongly praising the “tremendous potential” of its new preclinical VISTA program, which was nothing more than an afterthought until recently and entirely unrelated to the program on which the Company conducted its IPO. I am willing to believe that there is some scientific promise in the VISTA program, but is there any evidence to suggest that this preclinical program has any outsized odds of success compared to any other preclinical program? It seems to me that the Board didn’t seriously consider consolidating stockholder support and that the Company is being run for the benefit of the senior management team rather than stockholders.

1 Company Q3 Earnings Release issued on 8 November 2022.

I also find it disappointing, and not at all in the best interests of stockholders, that the Board actually increased the Company’s size during a time when Sensei is only doing pre-clinical work and that there have been no reductions in management salaries in alignment with the company’s reduced operating activities. I am genuinely puzzled about why a preclinical company keeps 56 employees occupied on a full-time basis and requires a Board of 9 directors. Simply put, there is no need to maintain public company clinical-stage costs and salaries for the small amount of pre-clinical work that is ongoing today at Sensei.

I fully expect that, so long as the current Board and management remain in place, and the lack of accountability between the two persists, management will continue to spend stockholder money, continue to pay themselves handsomely in cash at the expense of stockholders and treat Sensei as a free option for the management team with any further downside borne by the Company’s stockholders: ‘We fail, you pay, we succeed, we win.’ The Company’s directors have fiduciary duties to stockholders, and I believe that ignoring the majority of the Company’s owners is inconsistent with those duties.

As a result, I believe that Sensei stockholders would be far better off if the Company ceases its value-destroying actions and consolidates stockholder support with true believers in the Company’s preclinical programs by, for example, returning capital to shareholders in the form of a continuous buyback of shares in the market.

However, to date, the Board has refused to acknowledge the widespread discontent among the stockholder base or the urgent need to regain the trust of stockholders. Should the Board continue to willfully ignore the need to operate with the support of stockholders, we strongly believe that the best path forward for stockholders, and the best way to preserve what value is left in the company, would be for the Board take decisive action to immediately liquidate the company and return cash to stockholders before additional stockholder capital is wasted.

Alternatively, I would invite the Board to organize a special meeting of stockholders such that the Company’s owners can take a clear and conclusive vote on the path forward for Sensei. However, if the Board and management continue to show a disregard for stockholder interests and ignore stockholder concerns, we will be forced to take the necessary action to prevent the further destruction of stockholder value at Sensei, which may include nominating director candidates for election at the Company’s next annual meeting of stockholders.

We encourage all other Sensei stockholders to express their views and let their voices be heard by reaching out directly to the Board.

I look forward to your and the Board’s response in the coming weeks and am available to discuss this at your convenience.

Sincerely,

Christian Angermayer

Founder, Apeiron Investment Group Ltd.

About Apeiron Investment Group Ltd.

Apeiron Investment Group Ltd. (“Apeiron”) is the family office and private investment firm of entrepreneur and investor Christian Angermayer with over $3 Billion of assets under management. Apeiron focuses on investments in Life Sciences, Fin Tech & Crypto, Future Tech, and Experiences, Hospitality & Happiness. Apeiron has a global approach and deploys its capital across the entire company lifecycle, from founding companies in-house, seed/start-up investments, to large-scale investments in listed companies.

www.apeiron-investments.com

Media Contact:

Michael Oakes, Head of Communications, Apeiron Investment Group

Email: media@apeiron-investments.com